UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549


                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*


                         CRYSTAL GAS STORAGE, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)



                       COMMON STOCK, $0.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                 229241104
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                               (CUSIP Number)




                             BRITTON WHITE JR.
                       EL PASO ENERGY ACQUISITION CO.
                       C/O EL PASO ENERGY CORPORATION
                           1001 LOUISIANA STREET
                            HOUSTON, TEXAS 77002
                               (713) 420-2131



                                   COPY:

                         GARY P. COOPERSTEIN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              January 5, 2000

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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]
------------------
* This represents the final amendment.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 229241104

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     EL PASO ENERGY CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

     WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           SEE ITEM 5

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       - 0 -

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         SEE ITEM 5

                10  SHARED DISPOSITIVE POWER

                    - 0 -

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    SEE ITEM 5

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100%

14  TYPE OF REPORTING PERSON

    CO

CUSIP No. 229241104

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     CRYSTAL GAS STORAGE, INC. (FORMERLY EL PASO ENERGY ACQUISITION CO.)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

     AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           - 0 -

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       - 0 -

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         - 0 -

                10  SHARED DISPOSITIVE POWER

                    - 0 -

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    SEE ITEM 5

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    -0-

14  TYPE OF REPORTING PERSON

    CO

ITEM 1.   Security and Issuer
          -------------------

          This Amendment No. 1 to Schedule 13D (which constitutes the Final Amendment) amends and supplements the Schedule 13D originally filed on October 22, 1999 (the "Schedule 13D") by El Paso Energy Corporation, a Delaware corporation ("El Paso") and El Paso Energy Acquisition Co., a Delaware Corporation and a direct wholly owned subsidiary of El Paso ("Merger Sub") and relates to the common stock, $0.01 par value per share ("Crystal Common Stock"), of Crystal Gas Storage, Inc., a Louisiana corporation (the "Issuer" or "Crystal"). The principal executive offices of the Issuer are located at 1001 Louisiana Street, Houston, Texas 77002.

ITEM 4.   Purpose of Transaction
          ----------------------

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 4 and Items 5(a) - (c) are hereby amended and supplemented by the addition of the following information:

          On January 5, 2000, pursuant to the terms and conditions of the Merger Agreement (as defined on the Schedule 13D), Crystal was merged into Merger Sub (which changed its name to Crystal Gas Storage, Inc. in connection with the Merger) such that Crystal became a wholly owned subsidiary of El Paso (the "Merger"). By virtue of the Merger, each share of Issuer Common Stock (other than shares held by Issuer or El Paso or any of their subsidiaries and other than shares held by shareholders, if any, who perfect their appraisal rights under Louisiana law) was converted into the right to receive $57.00 in cash, without interest thereon. As a result of the Merger, El Paso now beneficially owns 100% of the outstanding shares of common stock of Issuer.

ITEM 7.   Material to Be Filed as Exhibits
          --------------------------------

              Exhibit 99.1 --      First Amendment to Agreement and Plan
                                   of Merger, dated as of December 2, 1999
                                   among El Paso Energy Corporation, El Paso
                                   Energy Co. and Crystal Gas Storage, Inc.

              Exhibit 99.2 --      Press Release.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        EL PASO ENERGY CORPORATION


                                        By: /s/ C. Dana Rise
                                           ----------------------------
                                           Name:  C. Dana Rise
                                           Title: Senior Vice President
                                                  and Treasurer



                                        CRYSTAL GAS STORAGE, INC.


                                        By: /s/ C. Dana Rise
                                           ---------------------------
                                           Name:  C. Dana Rise
                                           Title: Vice President and
                                                  Treasurer


          Dated:  January 13, 2000